CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Knock-Out Notes due 2010	$12,683,000	$904.30

PROSPECTUS Dated December 23, 2008	Pricing Supplement No. 282 to
PROSPECTUS SUPPLEMENT	Registration Statement No. 333-156423
Dated December 23, 2008	Dated January 15, 2010
Rule 424(b)(2)
$12,683,000
GLOBAL MEDIUM-TERM NOTES, SERIES F
Senior Notes

Knock-Out Notes Based on the Price of Gold due July 26, 2010
Unlike ordinary debt securities, the Knock-Out Notes Based on the Price of Gold due July 26, 2010, which we refer to as the notes, do not pay interest and do not guarantee the return of any principal at maturity.  Instead, at maturity you will receive for each $1,000 stated principal amount of notes that you hold an amount in cash that will vary depending upon the price of gold on the valuation date and during the observation period.  If the gold price does not decline, as compared to the initial gold price, by more than 10% on any trading day during the observation period, you will receive a return at maturity that is the greater of (a) the contingent minimum return of 5.00% and (b) the gold return, subject to the maximum payment at maturity.  If the gold price declines by more than 10% on any trading day during the observation period, the payment at maturity will be solely based on the gold return, which may be negative, and you will be exposed on a 1 to 1 basis to the negative performance of the price of gold over the term of the notes.  The payment at maturity may be less, and potentially significantly less, than the stated principal amount of the notes and could be zero.  The notes are senior unsecured obligations of Morgan Stanley, and all payments on the notes are subject to the credit risk of Morgan Stanley.
•	The stated principal amount and original issue price of each note is $1,000.
•	We will not pay interest on the notes.
•	At maturity, you will receive for each $1,000 stated principal amount of notes that you hold:
º
if a knock-out event (as defined below) has not occurred during the observation period, an amount in cash equal to the stated principal amount plus a return equal to the stated principal amount times the greater of (i) the contingent minimum return and (ii) the gold return, subject to the maximum payment at maturity, or

º
if a knock-out event has occurred during the observation period, an amount in cash equal to the stated principal amount plus the stated principal amount times the gold return, subject to the maximum payment at maturity.  If a knock-out event occurs during the observation period, you will lose some or all of your investment if the final gold price has declined from the initial gold price.  There is no minimum payment at maturity.

•	A knock-out event occurs if, on any trading day during the observation period, the gold price has decreased, as compared to the initial gold price, by more than the knock-out buffer amount.
•
The observation period will be the period that includes each trading day from and including the first trading day following the day we priced the notes for initial sale to the public, which we refer to as the pricing date, to and including the valuation date on which a market disruption event does not occur.

•	The knock-out buffer amount is 10%.
•	The maximum payment at maturity is $1,140 per note (114% of the stated principal amount).
•	The contingent minimum return is 5.00%.
•
The gold price on any day will be the afternoon gold fixing price per troy ounce of gold for delivery in London through a member of the London Bullion Market Association (“LBMA”) authorized to effect such delivery, stated in U.S. dollars, as calculated by the London Gold Market and published by the LBMA on such date.

•	The gold return is equal to following formula:
•	The initial gold price of $1,128 is equal to the gold price on the pricing date.
•	The final gold price will equal the gold price on July 19, 2010, which we refer to as the valuation date, subject to postponement for certain market disruption events.
•	Investing in the notes is not equivalent to investing directly in gold or in futures contracts or forward contracts on gold.
•	The notes will not be listed on any securities exchange.
•	The CUSIP number for the notes is 617482JH8. The ISIN for the notes is US617482JH83.
You should read the more detailed description of the notes in this pricing supplement. In particular, you should review and understand the descriptions in “Summary of Pricing Supplement” and “Description of Notes.”
The notes are riskier than ordinary debt securities.  See “Risk Factors” beginning on PS-8.
The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement is truthful or complete.  Any representation to the contrary is a criminal offense.

PRICE $1,000 PER NOTE

	Price to Public(1)	Fees and Commissions(2)	Proceeds to Issuer
Per note	$1,000	$5	$995
Total	$12,683,000	$52,665	$12,619,585

(1)
Certain fiduciary accounts will pay a purchase price of $995 per note, and the placement agents with respect to sales made to such accounts will forgo any fees. See “Description of Notes—Supplemental Information Concerning Plan of Distribution” in this pricing supplement.

(2)
J.P. Morgan Securities Inc. and JPMorgan Chase Bank, N.A. will act as placement agents for the notes. The placement agents will forgo fees for sales to fiduciary accounts. The total fees represent the amount that the placement agents will receive from sales to accounts other than such fiduciary accounts. See “Description of Notes—Supplemental Information Concerning Plan of Distribution” in this pricing supplement for information about fees and commissions.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.
JPMorgan
Placement Agent

For a description of certain restrictions on offers, sales and deliveries of the notes and on the distribution of this pricing supplement and the accompanying prospectus supplement and prospectus relating to the notes, see the section of this pricing supplement called “Description of Notes–Supplemental Information Concerning Plan of Distribution.”

No action has been or will be taken by us, the agents or any dealer that would permit a public offering of the notes or possession or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus in any jurisdiction, other than the United States, where action for that purpose is required.  Neither this pricing supplement nor the accompanying prospectus supplement and prospectus may be used for the purpose of an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

The notes have not been and will not be registered with the Comissão de Valores Mobiliários (The Brazilian Securities Commission).  The notes may not be offered or sold in the Federative Republic of Brazil  except in circumstances which do not constitute a public offering or distribution under Brazilian laws and regulations.

The notes have not been registered with the Superintendencia de Valores y Seguros in Chile and may not be offered or sold publicly in Chile.  No offer, sales or deliveries of the notes or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus, may be made in or from Chile except in circumstances which will result in compliance with any applicable Chilean laws and regulations.

No action has been taken to permit an offering of the notes to the public in Hong Kong as the notes have not been authorized by the Securities and Futures Commission of Hong Kong and, accordingly, no advertisement, invitation or document relating to the notes, whether in Hong Kong or elsewhere, shall be issued, circulated or distributed which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong other than (i) with respect to the notes which are or are intended to be disposed of only to persons outside Hong Kong or only to professional investors within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong (“SFO”) and any rules made thereunder or (ii) in circumstances that do not constitute an invitation to the public for the purposes of the SFO.

The notes have not been registered with the National Registry of Securities maintained by the Mexican National Banking and Securities Commission and may not be offered or sold publicly in Mexico.  This pricing supplement and the accompanying prospectus supplement and prospectus may not be publicly distributed in Mexico.

Each agent and each dealer represents and agrees that it will not offer or sell the notes nor make the notes the subject of an invitation for subscription or purchase, nor will it circulate or distribute this pricing supplement or the accompanying prospectus supplement or prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes, whether directly or indirectly, to persons in Singapore other than:

(a)  an institutional investor (as defined in section 4A of the Securities and Futures Act (Chapter 289 of Singapore (the “SFA”));

(b)  an accredited investor (as defined in section 4A of the SFA), and in accordance with the conditions, specified in Section 275 of the SFA;

(c)  a person who acquires the notes for an aggregate consideration of not less than Singapore dollars Two Hundred Thousand (S$200,000) (or its equivalent in a foreign currency) for each transaction, whether such amount is paid for in cash, by exchange of shares or other assets, unless otherwise permitted by law; or

(d)  otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

SUMMARY OF PRICING SUPPLEMENT

The following summary describes the Knock-Out Notes Based on the Price of Gold due July 26, 2010, which we refer to as the notes, we are offering to you in general terms only.  You should read the summary together with the more detailed information that is contained in the rest of this pricing supplement and in the accompanying prospectus and prospectus supplement.  You should carefully consider, among other things, the matters set forth in “Risk Factors.”

The notes offered are medium-term debt securities of Morgan Stanley.  The notes have been designed for investors who are willing to forgo market floating interest rates on the notes in exchange for a payment at maturity that will vary based on the price of gold on the valuation date and during the observation period. The observation period will be the period that includes each trading day from and including the first trading day following the pricing date to and including the valuation date on which a market disruption event does not occur.  The notes do not guarantee the return of any principal at maturity and any payments on the notes are subject to the credit risk of Morgan Stanley.

Each note costs $1,000	We, Morgan Stanley, are offering the Knock-Out Notes Based on the Price of Gold due July 26, 2010, which we refer to as the notes. The stated principal amount and issue price of each note is $1,000.

The original issue price of the notes includes the agents’ commissions paid with respect to the notes and the cost of hedging our obligations under the notes.  The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions.  The fact that the original issue price of the notes reflects these commissions and hedging costs is expected to adversely affect the secondary market prices of the notes.  See “Risk Factors—The inclusion of commissions and projected profit of hedging in the original issue price is likely to adversely affect secondary market prices” and “Description of Notes—Use of Proceeds and Hedging.”

The notes do not guarantee repayment of any principal at maturity; no interest
Unlike ordinary debt securities, the notes do not pay interest and do not guarantee the repayment of any of the principal at maturity.  Instead, at maturity you will receive for each $1,000 stated principal amount of notes that you hold an amount in cash that will vary depending upon the gold price on the valuation date and during the observation period.  The payment at maturity may be less, and potentially significantly less, than the stated principal amount of the notes and could be zero.  There is no minimum payment at maturity.  If the gold price decreases by more than the knock-out buffer amount of 10% from the initial gold price on any trading day during the observation period and the gold price has not recovered from that decrease so that the final gold price is less than the initial gold price, you will lose some or all of your investment in the notes.

The initial gold price of $1,128 is equal to the gold price on the day we priced the notes for initial sale to the public, which we refer to as the pricing date.

The final gold price will equal the gold price on July 19, 2010, which we refer to as the valuation date.

The gold price on any day will be the afternoon gold fixing price per troy ounce of gold for delivery in London through a member of the London Bullion Market Association (the “LBMA”) authorized to effect such delivery, stated in U.S. dollars, as calculated by the London Gold Market and published by the LBMA on such date.

The observation period will be the period that includes each trading day from and including the first trading day following the pricing date to and including the valuation date on which a market disruption event does not occur.

Payment at maturity depends on the gold price on the valuation date and during the observation period
At maturity, you will receive for each note that you hold an amount in cash that will vary depending on the price of gold on the valuation date and during the observation period, as described below.

A knock-out event will occur if on any trading day during the observation period, the gold price declines, as compared to the initial gold price, by a percentage that is greater than the knock-out buffer amount of 10%.

●      If a knock-out event has not occurred during the observation period, you will receive for each note that you hold a payment at maturity that will be greater than the stated principal amount.  This payment will be equal to the stated principal amount plus the stated principal amount times the greater of (a) the contingent minimum return and (b) the gold return, subject to the maximum payment at maturity of $1,140 per note, where

contingent minimum return	=	5.00%
gold return	=	final gold price – initial gold price
		initial gold price

•  If a knock-out event has occurred during the observation period, the notes will be exposed on a 1 to 1 basis to the price performance of gold over the term of the notes as measured on the valuation date and, if the final gold price is less than the initial gold price, the notes will pay less, and possibly significantly less, than the stated principal amount.  This payment will be equal to:

stated principal amount + (stated principal amount x gold return), subject to the maximum payment at maturity

Accordingly, where the final gold price has decreased from the initial gold price, the payment at maturity will be less than the stated principal amount of $1,000 by an amount proportionate to the percentage decrease in the gold price.  There is no minimum payment at maturity, and accordingly, you could lose your entire investment.  In this scenario, the notes will only pay more than the stated principal amount if the gold price recovers from its level when the knock-out event occurred so that the final gold price is higher than the initial gold price.

All payments on the notes are subject to the credit risk of Morgan Stanley.

On PS–6, we have provided a chart titled “Hypothetical Payouts on the Notes at Maturity,” which illustrates the performance of the notes at maturity over a range of hypothetical percentage changes in the gold price.  The chart does not show every situation that can occur.

You can review the historical values of the gold price in the section of this pricing supplement called “Description of Notes—Historical Information” starting on PS-18.  You cannot predict the future performance of the gold price based upon its historical performance.

Investing in the notes is not equivalent to investing directly in gold or in futures contracts or forward contracts on gold.

Postponement of maturity date
If, due to a market disruption event or otherwise, the valuation date is postponed so that it falls less than two business days prior to the scheduled maturity date, the maturity date will be the second business day following the valuation date as postponed.

Your participation in any increase in the gold price is limited by the maximum payment at maturity
The positive return investors may realize on the notes if the final gold price is greater than the initial gold price is limited by the maximum payment at maturity of $1,140 per note, or 114% of the stated principal amount.  The maximum payment at maturity applies to the notes whether or not a knock-out event occurs.  Accordingly, even if the final gold price is substantially greater than the initial gold price, your payment at maturity will not exceed $1,140 per note, or 114% of the stated principal amount.  See “Hypothetical Payouts on the Notes at Maturity” on PS–6.

Morgan Stanley Capital Group Inc. will be the Calculation Agent
We have appointed our affiliate, Morgan Stanley Capital Group Inc., which we refer to as MSCG, to act as calculation agent for The Bank of New York Mellon, a New York banking corporation (as successor trustee to JPMorgan Chase Bank, N.A. (formerly known as JPMorgan Chase Bank)), the trustee for our senior securities.  As calculation agent, MSCG has determined the initial gold price and will determine the final gold price, whether a knock-out event or a market disruption event has occurred and the payment that you will receive at maturity.

Where you can find more information on the notes
The notes are senior unsecured securities issued as part of our Series F medium-term note program.  You can find a general description of our Series F medium-term note program in the accompanying prospectus supplement dated December 23, 2008 and prospectus dated December 23, 2008.  We describe the basic features of this type of security in the section of the prospectus supplement called “Description of Notes—Notes Linked to Commodity Prices, Single Securities, Baskets of Securities or Indices” and in the section of the prospectus called “Description of Debt Securities—Fixed Rate Debt Securities.”

For a detailed description of the terms of the notes, you should read the section of this pricing supplement called “Description of Notes.”  You should also read about some of the risks involved in investing in the notes in the section of this pricing supplement called “Risk Factors.”  The tax and accounting treatment of investments in commodity-linked securities such as the notes may differ from that of investments in ordinary debt securities.  See the section of this pricing supplement called “Description of Notes—United States Federal Taxation.”  We urge you to consult with your investment, legal, tax, accounting and other advisers with regard to any proposed or actual investment in the notes.

How to reach us	You may contact your local Morgan Stanley branch office or call us at (800) 233-1087.

HYPOTHETICAL PAYOUTS ON THE NOTES AT MATURITY

           The following table and examples illustrate the return on the notes and the payment at maturity for a range of hypothetical percentage changes in the final gold price, depending on whether or not a knock-out event has occurred.  The “Return on Notes” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per note to the $1,000 stated principal amount.  The hypothetical returns set forth below reflect the maximum payment at maturity of $1,140 per note (a return of 14% on the notes) and assume an initial gold price of $1,150.  The hypothetical returns set forth below are for illustrative purposes only and do not reflect the actual returns applicable to a purchaser of the notes.

		Return on Notes
Final Gold Price	Gold Return	Knock-Out Event Has Not Occurred(1)	Knock-Out Event Has Occurred(2)
$2,070.00	80.00%	14.00%	14.00%
$1,897.50	65.00%	14.00%	14.00%
$1,725.00	50.00%	14.00%	14.00%
$1,610.00	40.00%	14.00%	14.00%
$1,495.00	30.00%	14.00%	14.00%
$1,380.00	20.00%	14.00%	14.00%
$1,322.50	15.00%	14.00%	14.00%
$1,311.00	14.00%	14.00%	14.00%
$1,265.00	10.00%	10.00%	10.00%
$1,207.50	5.00%	5.00%	5.00%
$1,150.00	0.00%	5.00%	0.00%
$1,092.50	-5.00%	5.00%	-5.00%
$1,035.00	-10.00%	5.00%	-10.00%
$1,023.50	-11.00%	N/A	-11.00%
$977.50	-15.00%	N/A	-15.00%
$920.00	-20.00%	N/A	-20.00%
$862.50	-25.00%	N/A	-25.00%
$805.00	-30.00%	N/A	-30.00%
$690.00	-40.00%	N/A	-40.00%
$575.00	-50.00%	N/A	-50.00%
$460.00	-60.00%	N/A	-60.00%
$345.00	-70.00%	N/A	-70.00%
$230.00	-80.00%	N/A	-80.00%
$115.00	-90.00%	N/A	-90.00%
$0.00	-100.00%	N/A	-100.00%
(1)  The gold price has not declined, as compared to the initial gold price, by more than 10% on any trading day during the observation period.
(2)  The gold price has declined, as compared to the initial gold price, by more than 10% on any trading day during the observation period.

The following examples illustrate how the payment at maturity on the notes is calculated.

Example 1: A knock-out event HAS occurred, and the gold price decreases from the initial gold price of $1,150 to a final gold price of $575.  Because a knock-out event has occurred, the investor does not receive the benefit of the contingent minimum return of 5.00% and is therefore exposed to the negative price performance of gold on a 1 to 1 basis.  The investor receives a payment at maturity based on the gold return of –50%, which is significantly less than the stated principal amount, calculated as follows:

$1,000 + ($1,000 x –50%)  = $500

Example 2:  A knock-out event HAS occurred, and the gold price increases from the initial gold price of $1,150 to a final gold price of $1,178.75.  Because a knock-out event has occurred, the investor does not receive the benefit of the contingent minimum return of 5.00% and is therefore exposed to the price performance of gold on a 1 to 1 basis.  The investor receives a payment at maturity based on the gold return of 2.50%, calculated as follows:

$1,000 + ($1,000 x 2.50%)  = $1,025

Example 3:  A knock-out event has NOT occurred, and the gold price increases from the initial gold price of $1,150 to a final gold price of $1,380.  Because the gold return of 20% would result in a payment at maturity that is greater than the maximum payment at maturity, the investor receives the maximum payment at maturity of $1,140 per note.

Example 4:  A knock-out event has NOT occurred, and the gold price increases from the initial gold price of $1,150 to a final gold price of $1,265.  Because the gold return of 10% is greater than the contingent minimum return of 5.00%, the investor receives a payment at maturity per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x 10.00%)  = $1,100

Example 5:  A knock-out event has NOT occurred, and the gold price increases from the initial gold price of $1,150 to a final gold price of $1,178.75.  Because a knock-out event has not occurred and the gold return of 2.50% is less than the contingent minimum return of 5.00%, the investor receives the benefit of the contingent minimum return and therefore a payment at maturity per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x 5.00%)  = $1,050

Example 6:  A knock-out event has NOT occurred, and the gold price decreases from the initial gold price of $1,150 to a final gold price of $1,092.50.  Because a knock-out event has not occurred and the gold return of -5% is less than the contingent minimum return of 5.00%, the investor receives the benefit of the contingent minimum return and therefore a payment at maturity per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x 5.00%)  = $1,050

RISK FACTORS

The notes are not secured debt, are riskier than ordinary debt securities, do not pay any interest and, unlike ordinary debt securities, do not guarantee the return of any principal at maturity. In addition, the return on the notes is limited by the maximum payment at maturity.  Investing in the notes is not equivalent to directly investing in gold or in futures contracts or forward contracts on gold. This section describes the most significant risks relating to the notes.

The notes do not pay interest or guarantee a return of any principal at maturity
The terms of the notes differ from those of ordinary debt securities in that we do not guarantee to pay you the principal amount of the notes at maturity and do not pay you interest on the notes.  If a knock-out event occurs you will be fully exposed to any depreciation in the price of gold.  If a knock-out event has occurred and the final gold price is less than the initial gold price, the payment at maturity on each note will be less, and may be significantly less, than the stated principal amount of the notes and consequently, the entire principal amount of your investment is at risk.

You will lose the benefit of the contingent minimum return if a knock-out event occurs
If a knock-out event occurs, the payment at maturity will be limited to the performance of the price of gold and you will lose the benefit of the contingent minimum return.  As a result, you will be exposed on a 1 to 1 basis to any decline in the price of gold.

Your appreciation potential is limited
The appreciation potential of the notes will be limited by the maximum payment at maturity whether or not a knock-out event occurs.  The payment at maturity will never exceed the maximum payment at maturity even if the final gold price is substantially greater than the initial gold price.

The notes are subject to the credit risk of Morgan Stanley, and any actual or anticipated changes to its credit ratings or credit spreads may adversely affect the market value of the notes
Investors are dependent on Morgan Stanley’s ability to pay all amounts due on the notes at maturity, and, therefore investors are subject to the credit risk of Morgan Stanley and to changes in the market’s view of Morgan Stanley’s creditworthiness.  Any actual or anticipated decline in Morgan Stanley’s credit ratings or increase in the credit spreads charged by the market for taking Morgan Stanley credit risk is likely to adversely affect the market value of the notes.

Market price of the notes may be influenced by many unpredictable factors
Several factors, some of which are beyond our control, will influence the value of the notes in the secondary market and the price at which Morgan Stanley & Co. Incorporated, which we refer to as MS & Co., may be willing to purchase or sell the notes in the secondary market.  We expect that generally the gold price on any day will affect the value of the notes more than any other single factor.  However, because the payout on the notes is not directly correlated to the gold price, the notes will trade differently from gold.  Other factors that may influence the value of the notes include:

• the market price of gold and futures contracts on gold, including in relation to the knock-out buffer amount, and the volatility (frequency and magnitude of changes in value) of such prices;

• whether or not a knock-out event has occurred;

• trends of supply and demand for gold generally;

• interest and yield rates in the market;

• geopolitical conditions and economic, financial, political, regulatory or judicial events that affect gold or commodities markets generally and which may affect the gold price;

• the time remaining until the maturity of the notes; and

• any actual or anticipated changes in our credit ratings or credit spreads.

Some or all of these factors will influence the price you will receive if you sell your notes prior to maturity.  For example, you may have to sell your notes at a substantial loss if the price of gold has declined and especially if a knock-out event has occurred or is likely to occur in light of the then-current gold price.

You cannot predict the future prices of gold based on its historical prices.  The gold price may decrease by more than the knock-out buffer amount during the observation period such that you will be exposed on a 1 to 1 basis to any decline in the price of gold and, as a result, you may lose some or all of your investment at maturity.  There can be no assurance that the final gold price will increase or that a knock-out event will not occur so that you will receive at maturity an amount that is greater than the principal amount of your investment.

The return on the notes is linked to a single commodity, and the price of gold may change unpredictably and affect the value of the notes in unforeseeable ways
Investments, such as the notes, linked to the price of a single commodity, such as gold, are subject to sharp fluctuations in the prices of the commodity over short periods of time for a variety of factors.

The price of gold to which the return on the notes is linked is the afternoon gold fixing price per troy ounce of gold for delivery in London through a member of the LBMA authorized to effect such delivery.  The market for gold bullion is global, and gold prices are subject to volatile price movements over short periods of time.  Specific factors affecting the daily fixing price of gold include economic factors, including, among other things, the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates and gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events as well as wars and political and civil upheavals.  Gold prices may also be affected by industry factors such as industrial and jewelry demand, lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions that hold gold, sales of gold recycled from jewelry, as opposed to newly produced gold, in particular as the result of financial crises, levels of gold production and production costs in major gold producing nations such as South Africa, the United States and Australia, non-concurrent trading hours of gold markets and short-term changes in supply and demand because of trading activities in the gold market.  It is not possible to predict the aggregate effect of all or any combination of these factors.

Single commodity prices tend to be more volatile than, and may not correlate with, the prices of commodities generally
The payment at maturity on the notes is linked exclusively to the price of gold and not to a diverse basket of commodities or a broad-based commodity index.  The price of gold may not correlate to the price of commodities generally and may diverge significantly from the prices of commodities generally.  Because the notes are linked to the price of a single commodity, they carry greater risk and may be more volatile than a security linked to the prices of multiple commodities or a broad-based commodity index. The price of gold may be, and has recently been, extremely volatile, and we can give you no assurance that the volatility will lessen.  See “Description of Notes—Historical Information.”

The notes will not be listed and secondary trading may be limited
The notes will not be listed on any securities exchange.  Therefore, there may be little or no secondary market for the notes.  MS & Co. may, but is not obligated to, make a market in the notes.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because we do not expect that other broker-dealers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact.  If, at any time, MS & Co. were not to make a market in the notes, it is likely that there would be no secondary market for the notes.  Accordingly, you should be willing to hold your notes to maturity.

Hedging and trading activity by the calculation agent and its affiliates could potentially adversely affect the value of the notes
MSCG, the calculation agent, is our subsidiary.  MSCG or other affiliates of ours have carried out, and will continue to carry out, hedging activities related to the notes (and to other instruments linked to the price of gold), including trading in related futures contracts, and possibly in other instruments related to gold.  MSCG and some of our other subsidiaries also trade gold and other financial instruments related to gold on a regular basis as part of their general broker-dealer, commodity trading, proprietary trading and other businesses.  Any of these hedging or trading activities on or prior to the pricing date could have increased the initial gold price and, as a result, could have increased both the level at which the gold price must remain above for a knock-out event to not occur and the level at which the gold price must be on the valuation date before you would receive a payment at maturity that exceeds the stated principal amount on the notes if a knock-out event were to occur.  Additionally, such hedging or trading activities during the term of the notes could potentially affect the gold price, including the gold price during the observation period and on the valuation date, and whether a knock-out event occurs, and, accordingly, the amount of cash you will receive upon a sale of the notes or at maturity.

The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices
Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase notes in secondary market transactions will likely be lower than the original issue price, since the original issue price includes, and secondary market prices are likely to exclude, commissions paid with respect to the notes, as well as the cost of hedging the issuer’s obligations under the notes.  The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions.  In addition, any secondary market prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

Economic interests of the calculation agent and other affiliates of the issuer may be adverse to investors
The economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.  As calculation agent, MSCG has determined the initial gold price and will determine the final gold price and whether a knock-out event or a market disruption event has occurred, and will calculate the amount of cash you will receive at maturity.  Determinations made by MSCG in its capacity as calculation agent, including with respect to the occurrence or non-occurrence of market disruption events or calculation of the gold price in the event of a market disruption event, may adversely affect the payout to you at maturity.  See the section of this pricing supplement called “Description of Notes—Market Disruption Event.”

Investing in the notes is not equivalent to investing in futures contracts or in forward contracts on gold
Investing in the notes is not equivalent to investing in gold or in futures contracts or in forward contracts on gold.  By purchasing the notes, you do not purchase any entitlement to gold, or futures contracts or forward contracts on gold. Further, by purchasing the notes, you are taking credit risk to Morgan Stanley and not to any counter-party to futures contracts or forward contracts on gold.

There are risks relating to trading of commodities on the London Bullion Market Association
Gold is traded on the London Bullion Market Association which we refer to as the LBMA.  The LBMA is a self-regulatory association of bullion market participants.  Although all market-making members of the LBMA are supervised by the Bank of England and are required to satisfy a capital adequacy test, the LBMA itself is not a regulated entity.  If the LBMA should cease operations, or if bullion trading should become subject to a value added tax or other tax or any other form of regulation currently not in place, the role of LBMA price fixings as a global benchmark for the value of gold may be adversely affected.  The LBMA is a principals’ market which operates in a manner more closely analogous to over-the-counter physical commodity markets than regulated futures markets, and certain features of U.S. futures contracts are not present in the context of LBMA trading.  For example, there are no daily price limits on the LBMA, which would otherwise restrict fluctuations in the prices commodities trading on the LBMA.  In a declining market, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days.

Although the U.S. federal income tax consequences of an investment in the notes are uncertain, each note should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes

Please note that the discussions in this pricing supplement concerning the U.S. federal income tax consequences of an investment in the notes supersede the discussions contained in the accompanying prospectus supplement.  Subject to the discussion under “United States Federal Taxation” in this pricing supplement, each note should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes.  If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative treatment for the notes, the timing and character of income on the notes might differ significantly.  For example, the IRS could seek to treat a note as a short-term debt obligation.  Under such a treatment, the timing and character of income thereon would be significantly affected.  Among other things, gain realized by a U.S. Holder upon settlement of a note would be treated as ordinary income.  In addition, the note would be treated as issued with original issue discount.  In such a case, (1) gain recognized by a U.S. Holder upon sale, exchange or settlement of the note would be treated as ordinary income to the extent of any accrued original issue discount, and (2) accrual method U.S. Holders (and cash method U.S. Holders that elect to apply an accrual method to the notes) may be required to accrue as ordinary income original issue discount over the term of the notes before maturity.  However, the amount of accrued original issue discount is unclear because the amount payable at maturity of the notes is not known as of the issue date.  U.S. Holders should consult their tax advisers with respect to the U.S. federal income tax consequences of an investment in the notes.

On December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  The notice focuses in particular on whether to require holders of instruments such as the notes to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; whether short-term instruments should be subject to any such accrual regime; the relevance of factors such as the exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; the degree, if any, to which any income (including any mandated accruals) realized by non-U.S. holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

Both U.S. and Non-U.S. Holders should read carefully the discussion under “United States Federal Taxation” in this pricing supplement and consult their tax advisers regarding all aspects of the U.S. federal tax consequences of an investment in the notes as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

DESCRIPTION OF NOTES

Terms not defined herein have the meanings given to such terms in the accompanying prospectus supplement.  The term “Note” refers to each $1,000 Stated Principal Amount of our Knock-Out Notes Based on the Price of Gold due July 26, 2010.  In this pricing supplement, the terms “we,” “us” and “our” refer to Morgan Stanley.

Aggregate Principal Amount	$12,683,000

Pricing Date	January 15, 2010

Original Issue Date (Settlement Date)	January 25, 2010 (5 Business Days after the Pricing Date)

Maturity Date	July 26, 2010, subject to extension if the scheduled Valuation Date is postponed in accordance with the definition thereof.

If, due to a Market Disruption Event or otherwise, the Valuation Date is postponed so that it falls less than two Business Days prior to the scheduled Maturity Date, the Maturity Date will be the second Business Day following the Valuation Date as postponed.  See “––Valuation Date” below.

Interest Rate	None

Specified Currency	U.S. dollars

Stated Principal Amount	$1,000 per Note

Original Issue Price	$1,000 per Note

CUSIP Number	617482JH8

ISIN Number	US617482JH83

Denominations	$1,000 and integral multiples thereof

Payment at Maturity	You will receive for each $1,000 Stated Principal Amount of Notes that you hold a Payment at Maturity equal to:

•  if a Knock-Out Event has not occurred during the Observation Period, an amount equal to the Stated Principal Amount plus the Stated Principal Amount times the greater of (i) the Contingent Minimum Return and (ii) the Gold Return, subject to the Maximum Payment at Maturity; or

•  if a Knock-Out Event has occurred during the Observation Period, an amount equal to the Stated Principal Amount plus the Stated Principal Amount times the Gold Return, subject to the Maximum Payment at Maturity.

We shall, or shall cause the Calculation Agent to, (i) provide written notice to the Trustee and to The Depository Trust Company, which we refer to as DTC, of the amount of cash, if any, to be delivered with respect to each Note, on or prior to 10:30 a.m. (New York City time) on the Trading Day preceding the Maturity Date (but if such Trading Day is not a Business Day, prior to the close of business on the Business Day preceding the Maturity Date), and (ii) deliver the aggregate cash amount, if any, due with respect to the Notes to the Trustee for delivery to DTC, as holder of the Notes, on or prior to the Maturity Date.  We expect such amount of cash, if any, will be distributed to investors on the Maturity Date in accordance with the standard rules and procedures of DTC and its direct and indirect participants.  See “—Book-Entry Note or Certificated Note” below, and see “Forms of Securities—The Depositary” in the accompanying prospectus.

Knock-Out Event	A Knock-Out Event occurs if, on any day during the Observation Period, the Gold Price has decreased, as compared to the Initial Gold Price, by more than the Knock-Out Buffer Amount.

Observation Period
The period that includes each Trading Day from and including the first Trading Day following the Pricing Date to and including the Valuation Date on which no Market Disruption Event occurs.  The Observation Period will extend to the date on which the Final Gold Price is determined if the Valuation Date is postponed in accordance with the definition thereof.

Contingent Minimum Return	5.00%

Gold Return	A fraction, the numerator of which is the Final Gold Price minus the Initial Gold Price and the denominator of which is the Initial Gold Price, as described by the following formula:

Gold Return	=	Final Gold Price – Initial Gold Price
Initial Gold Price

Knock-Out Buffer Amount	10%

Maximum Payment At Maturity	$1,140 per Note (114% of the Stated Principal Amount)

Initial Gold Price	$1,128, which is the Gold Price on the Pricing Date

Final Gold Price	The Gold Price on the Valuation Date, as determined by the Calculation Agent.

Gold Price
On any day, the afternoon gold fixing price per troy ounce of gold for delivery in London through a member of the London Bullion Market Association (the “LBMA”) authorized to effect such delivery, stated in U.S. dollars, as calculated by the London Gold Market and published by the LBMA on such date, as determined by the Calculation Agent.

Reuters, Bloomberg and various other third party sources may report prices of gold.  If any such reported price differs from that as calculated by the London Gold Market and published by the LBMA, the price as published by the LBMA will prevail.

Valuation Date	July 19, 2010, subject to adjustment for non-Trading Days or Market Disruption Events as described in the following paragraphs.

If the scheduled Valuation Date is not a Trading Day or if a Market Disruption Event occurs on that date, the Gold Price for the Valuation Date will be, subject to the succeeding paragraph below, the Gold Price on the next Trading Day on which no Market Disruption Event occurs.

If a Market Disruption Event has occurred on each of the three consecutive Trading Days immediately succeeding the scheduled Valuation Date, the Calculation Agent will determine the Final Gold Price on such third succeeding Trading Day by requesting the principal office of each of the three leading dealers in the relevant market, selected by the Calculation Agent, to provide a quotation for the relevant price.  If such quotations are provided as requested, the Final Gold Price shall be the arithmetic mean of such quotations.  Quotations of MS & Co. or any of its affiliates may be included in the calculation of such mean, but only to the extent that any such bid is the highest of the bids obtained.  If fewer than three quotations are provided as requested, the Final Gold Price shall be determined by the Calculation Agent in its sole and absolute discretion (acting in good faith) taking into account any information that it deems relevant.

Business Day	Any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in The City of New York.

Relevant Exchange
Relevant Exchange means the LBMA or, if the LBMA is no longer the principal exchange or trading market for gold, such exchange or principal trading market for gold that serves as the source of prices for gold and any principal exchanges where options or futures contracts on gold are traded.

Trading Day
A day, as determined by the Calculation Agent, that is a day on which the Relevant Exchange is open for trading during its regular trading session, notwithstanding any such Relevant Exchange closing prior to its scheduled closing time.

Book Entry Note or
Certificated Note
Book Entry.  The Notes will be issued in the form of one or more fully registered global securities which will be deposited with, or on behalf of, DTC and will be registered in the name of a nominee of DTC.  DTC’s nominee will be the only registered holder of the Notes.  Your beneficial interest in the Notes will be evidenced solely by entries on the books of the Securities intermediary acting on your behalf as a direct or indirect participant in DTC.  In this pricing supplement, all references to actions taken by “you” or to be taken by “you” refer to actions taken or to be taken by DTC and its participants acting on your behalf, and all references to payments or notices to you will mean payments or notices to DTC, as the registered holder of the Notes, for distribution to participants in accordance with DTC’s procedures.  For more information regarding DTC and book-entry securities, please read “Forms of Securities—The Depositary” and “Forms of Securities—Global Securities—Registered Global Securities” in the accompanying prospectus.

Senior Note or Subordinated Note	Senior

Trustee	The Bank of New York Mellon, a New York banking corporation (as successor trustee to JPMorgan Chase Bank, N.A. (formerly known as JPMorgan Chase Bank))

Agents	JPMorgan Chase Bank, N.A. and J.P. Morgan Securities Inc. (also called “Placement Agents”)

Calculation Agent	Morgan Stanley Capital Group Inc. and its successors (“MSCG”)

All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you, the Trustee and us.

All calculations with respect to the Payment at Maturity will be rounded to the nearest one hundred-thousandth, with five one-millionths rounded upward (e.g., .876545 would be rounded to .87655); all dollar amounts related to determination of the amount of cash payable per Note, if any, will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (e.g., .76545 would be rounded up to .7655); and all dollar amounts paid on the aggregate number of Notes, if any, will be rounded to the nearest cent, with one-half cent rounded upward.

Because the Calculation Agent is our affiliate, the economic interests of the Calculation Agent and its affiliates may be adverse to your interests as an investor in the Notes, including with respect to certain determinations and judgments that the Calculation Agent must make in determining the Final Gold Price or whether a Knock-Out Event or a Market Disruption Event has occurred.  See “—Market Disruption Event” below.  MSCG is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.

Market Disruption Event	Market Disruption Event means any of a Price Source Disruption, Disappearance of Commodity Reference Price, Trading Disruption or Tax Disruption, as determined by the Calculation Agent.

Price Source Disruption	Price Source Disruption means the temporary or permanent failure of the Relevant Exchange to announce or publish the Gold Price.

Disappearance of Commodity
Reference Price
Disappearance of Commodity Reference Price means either (i) the failure of trading to commence, or the permanent discontinuance of trading, in gold or futures contracts related to gold on the Relevant Exchange or (ii) the disappearance of, or of trading in, gold.

Trading Disruption	Trading Disruption means the material suspension of, or material limitation imposed on, trading in gold or futures contracts related to gold on the Relevant Exchange.

Tax Disruption
Tax Disruption means the imposition of, change in or removal of an excise, severance, sales, use, value-added, transfer, stamp, documentary, recording or similar tax on, or measured by reference to gold (other than a tax on, or measured by reference to overall gross or net income) by any government or taxation authority after the Pricing Date, if the direct effect of such imposition, change or removal is to raise or lower the price on the day that would otherwise be the Valuation Date from what it would have been without that imposition, change or removal.

Alternate Exchange Calculation
in Case of an Event of Default
In case an event of default with respect to the Notes shall have occurred and be continuing, the amount declared due and payable per Note upon any acceleration of the Notes (the “Acceleration Amount”) shall be determined by the Calculation Agent and shall be an amount in cash equal to the Payment at Maturity calculated as though the Gold Price on such date of acceleration were the Final Gold Price.

If the maturity of the Notes is accelerated because of an event of default as described above, we shall, or shall cause the Calculation Agent to, provide written notice to the Trustee at its New York office, on which notice the Trustee may conclusively rely, and to DTC of the Acceleration Amount and the aggregate cash amount due with respect to the Notes as promptly as possible and in no event later than two Business Days after the date of acceleration.

Historical Information
The following table sets forth the published high and low daily fixing prices of gold, as well as end-of-quarter prices of gold, for each calendar quarter from January 1, 2005 to January 15, 2010.  The price of gold on January 15, 2010 was $1,128.00.  The graph following the table plots the historical gold prices for such period.  We obtained the information in the table and graph below from Bloomberg Financial Markets, without independent verification.  The Initial Gold Price has been, and the Final Gold Price will be, determined with reference to the afternoon fixing price of gold published by the LBMA, as determined pursuant to “Gold Price” above, on the Pricing Date and Valuation Date, respectively, rather than the prices published by Bloomberg Financial Markets on such dates.  The historical performance set out in the table and graph below should not be taken as an indication of future performance, and no assurance can be given as to the Gold Price during the Observation Period or on the Valuation Date.  If a Knock-Out Event occurs and the Final Gold Price is less than the Initial Gold Price, you will receive a Payment at Maturity that is less, and possibly significantly less, than the Stated Principal Amount of the Notes.  We cannot give you any assurance that the Gold Price will increase or that a Knock-Out Event will not occur so that at maturity you will receive a payment in excess of the Stated Principal Amount of the Notes.  The price of gold may be, and has recently been, extremely volatile, and we can give you no assurance that the volatility will lessen.

Gold High and Low Daily Fixing Prices and End-of-Quarter Prices January 1, 2005 through January 15, 2010 (stated in U.S. dollars per troy ounce)

Gold	High	Low	Period End
2005
First Quarter	443.70	411.10	427.50
Second Quarter	440.55	414.45	437.10
Third Quarter	473.25	418.35	473.25
Fourth Quarter	536.50	456.50	513.00
2006
First Quarter	584.00	524.75	582.00
Second Quarter	725.00	567.00	613.50
Third Quarter	663.25	573.60	599.25
Fourth Quarter	648.75	560.75	632.00
2007
First Quarter	685.75	608.40	661.75
Second Quarter	691.40	642.10	650.50
Third Quarter	743.00	648.75	743.00
Fourth Quarter	841.10	725.50	833.75
2008
First Quarter	1,011.25	846.75	933.50
Second Quarter	946.00	853.00	930.25
Third Quarter	986.00	740.75	884.50
Fourth Quarter	903.50	712.50	869.75
2009
First Quarter	989.00	810.00	916.50
Second Quarter	981.75	870.25	934.50
Third Quarter	1,018.50	908.50	995.75
Fourth Quarter	1,212.50	1,003.50	1,087.50
2010
First Quarter (through January 15, 2010)	1,151.25	1,121.50	1,128.00

Gold Daily Afternoon Fixing Price – January 1, 2005 to January 15, 2010

Use of Proceeds and Hedging
The net proceeds we receive from the sale of the Notes will be used for general corporate purposes and, in part, in connection with hedging our obligations under the Notes through one or more of our subsidiaries.  The Original Issue Price of the Notes includes the Agents’ commissions (as shown on the cover page of this pricing supplement) paid with respect to the Notes and the cost of hedging our obligations under the Notes.  The cost of hedging includes the projected profit that our subsidiaries expect to realize in consideration for assuming the risks inherent in managing the hedging transactions.  Since hedging our obligations entails risk and may be influenced by market forces beyond our or our subsidiaries’ control, such hedging may result in a profit that is more or less than initially projected, or could result in a loss.  See also “Use of Proceeds” in the accompanying prospectus.

On or prior to the Pricing Date, we, through our subsidiaries or others, hedged our anticipated exposure in connection with the Notes by taking positions in futures contracts on gold.  Such purchase activity could have increased the Initial Gold Price, and, as a result, could have increased both the level at which the Gold Price must remain above for a Knock-Out Event to not occur and the level at which the Gold Price must be on the Valuation Date before you would receive a payment at maturity that exceeds the Stated Principal Amount of the Notes if a Knock-Out Event were to occur.  In addition, through our subsidiaries, we are likely to modify our hedge position throughout the life of the Notes by purchasing and selling futures contracts on gold or positions in any other available instruments that we may wish to use in connection with such hedging activities, including by selling any such instruments during the Observation Period, including on the Valuation Date.  We cannot give any assurance that our hedging activities will not affect the Gold Price and, therefore, adversely affect the value of the Notes or the payment you will receive at maturity.

Supplemental Information Concerning
Plan of Distribution
Under the terms and subject to the conditions contained in the U.S. distribution agreement referred to in the prospectus supplement under “Plan of Distribution,” the Agents, acting as principals for their own accounts, have agreed to purchase, and we have agreed to sell, the aggregate principal amount of Notes set forth on the cover of this pricing supplement.  The Agents have agreed to act as placement agents for the Notes and will receive a fee from us that will not exceed $5.00 per Note.  The Agents propose initially to offer the Notes directly to the public at the public offering price set forth on the cover page of this pricing supplement.  After the initial offering of the Notes, the Agents may vary the offering price and other selling terms from time to time.

We expect to deliver the Notes against payment therefor in New York, New York on January 25, 2010, which will be the fifth scheduled Business Day following the date of this pricing supplement and of the pricing of the Notes.  Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three Business Days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade Notes more than three Business Days prior to the Original Issue Date will be required to specify alternative settlement arrangements to prevent a failed settlement.

In order to facilitate the offering of the Notes, the Agents may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes.  Specifically, the Agents may sell more Notes than they are obligated to purchase in connection with the offering, creating a naked short position in the Notes for their own account.  The Agents must close out any naked short position by purchasing the Notes in the open market after the offering.  A naked short position in the Notes is more likely to be created if the Agents are concerned that there may be downward pressure on the price of the Notes in the open market after pricing that could adversely affect investors who purchase in the offering.  As an additional means of facilitating the offering, the Agents may bid for, and purchase, Notes or futures contracts or other instruments on gold in the open market to stabilize the price of the Notes.  Any of these activities may raise or maintain the market price of the Notes above independent market prices or prevent or retard a decline in the market price of the Notes.  The Agents are not required to engage in these activities, and may end any of these activities at any time.

General

No action has been or will be taken by us, the Agents or any dealer that would permit a public offering of the Notes or possession or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus in any jurisdiction, other than the United States, where action for that purpose is required.  No offers, sales or deliveries of the Notes, or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus or any other offering material relating to the Notes, may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on us, the Agents or any dealer.

The Agents have each represented and agreed, and each dealer through which we may offer the Notes has represented and agreed, that it (i) will comply with all applicable laws and regulations in force in each non-U.S. jurisdiction in which it purchases, offers, sells or delivers the Notes or possesses or distributes this pricing supplement and the accompanying prospectus supplement and prospectus and (ii) will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the Notes under the laws and regulations in force in each non-U.S. jurisdiction to which it is subject or in which it makes purchases, offers or sales of the Notes.  We shall not have responsibility for the Agents’ or any dealer’s compliance with the applicable laws and regulations or obtaining any required consent, approval or permission.

Brazil

The Notes have not been and will not be registered with the Comissão de Valores Mobiliários (The Brazilian Securities Commission).  The Notes may not be offered or sold in the Federative Republic of Brazil except in circumstances which do not constitute a public offering or distribution under Brazilian laws and regulations.

Chile

The Notes have not been registered with the Superintendencia de Valores y Seguros in Chile and may not be offered or sold publicly in Chile.  No offer, sales or deliveries of the Notes or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus, may be made in or from Chile except in circumstances which will result in compliance with any applicable Chilean laws and regulations.

Hong Kong

No action has been taken to permit an offering of the Notes to the public in Hong Kong as the Notes have not been authorized by the Securities and Futures Commission of Hong Kong and, accordingly, no advertisement, invitation or document relating to the Notes, whether in Hong Kong or elsewhere, shall be issued, circulated or distributed which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong other than (i) with respect to the Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to professional investors within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong (“SFO”) and any rules made thereunder or (ii) in circumstances that do not constitute an invitation to the public for the purposes of the SFO.

Mexico

The Notes have not been registered with the National Registry of Securities maintained by the Mexican National Banking and Securities Commission and may not be offered or sold publicly in Mexico.  This pricing supplement and the accompanying prospectus supplement and prospectus may not be publicly distributed in Mexico.

Singapore

Each Agent and each dealer represents and agrees that it will not offer or sell the Notes nor make the Notes the subject of an invitation for subscription or purchase, nor will it circulate or distribute this pricing supplement or the accompanying prospectus supplement or prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes, whether directly or indirectly, to persons in Singapore other than:

(a) an institutional investor (as defined in section 4A of the Securities and Futures Act (Chapter 289 of Singapore (the “SFA”));

(b) an accredited investor (as defined in section 4A of the SFA), and in accordance with the conditions, specified in Section 275 of the SFA;

(c) a person who acquires the Notes for an aggregate consideration of not less than Singapore dollars Two Hundred Thousand (S$200,000) (or its equivalent in a foreign currency) for each transaction, whether such amount is paid for in cash, by exchange of shares or other assets, unless otherwise permitted by law; or

(d) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Benefit Plan Investor Considerations
Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), which we refer to as a “plan,” should consider the fiduciary standards of ERISA in the context of the plan’s particular circumstances before authorizing an investment in these Notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the plan.

In addition, we and certain of our subsidiaries and affiliates, including MS & Co., may each be considered “parties in interest” within the meaning of ERISA or “disqualified persons” within the meaning of the Code with respect to many plans, as well as many individual retirement accounts and Keogh plans (also “plans”). ERISA Section 406 and Code Section 4975 generally prohibit transactions between plans and parties in interest or disqualified persons. Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if these Notes are acquired by or with the assets of a plan with respect to which MS & Co. or any of its affiliates is a service provider or other party in interest, unless the Notes are acquired pursuant to an exemption from the “prohibited transaction” rules. A violation of these “prohibited transaction” rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

The U.S. Department of Labor has issued five prohibited transaction class exemptions (“PTCEs”) that may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of these Notes. Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers). In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code may provide an exemption for the purchase and sale of securities and the related lending transactions, provided that neither the issuer of the securities nor any of its affiliates has or exercises any discretionary authority or control or renders any investment advice with respect to the assets of the plan involved in the transaction and provided further that the plan pays no more, and receives no less, than adequate consideration in connection with the transaction (the so-called “service provider” exemption). There can be no assurance that any of these class or statutory exemptions will be available with respect to transactions involving these Notes.

Because we may be considered a party in interest with respect to many plans, unless otherwise specified in the applicable prospectus supplement, these Notes may not be purchased, held or disposed of by any plan, any entity whose underlying assets include “plan assets” by reason of any plan’s investment in the entity (a “plan asset entity”) or any person investing “plan assets” of any plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCEs 96-23, 95-60, 91-38, 90-1, 84-14 or the service provider exemption or such purchase, holding or disposition is otherwise not prohibited. Unless otherwise specified in the applicable prospectus supplement, any purchaser, including any fiduciary purchasing on behalf of a plan, transferee or holder of these Notes will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding thereof that either (a) it is not a plan or a plan asset entity, is not purchasing such Notes on behalf of or with “plan assets” of any plan, or with any assets of a governmental or church plan that is subject to any federal, state, local or non-U.S. law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the

Code (“Similar Law”) or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding or disposition are not prohibited by ERISA or Section 4975 of the Code or any Similar Law.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in nonexempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing these Notes on behalf of or with “plan assets” of any plan consult with their counsel regarding the availability of exemptive relief.

Each purchaser and holder of these Notes has exclusive responsibility for ensuring that its purchase, holding and disposition of the Notes do not violate the prohibited transaction rules of ERISA or the Code or any Similar Law. The sale of any of these Notes to any plan or plan subject to Similar Law is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by plans generally or any particular plan, or that such an investment is appropriate for plans generally or any particular plan.

United States Federal Taxation
Prospective investors should note that the discussion under the section called “United States Federal Taxation” in the accompanying prospectus supplement does not apply to the Notes issued under this pricing supplement and is superseded by the following discussion.

The following summary is a general discussion of the principal U.S. federal tax consequences of ownership and disposition of the Notes.  This discussion applies only to initial investors in the Notes who:

• purchase the Notes at their “issue price”; and

• will hold the Notes as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”).

This discussion does not describe all of the tax consequences that may be relevant to a holder in light of the holder’s particular circumstances or to holders subject to special rules, such as:

• certain financial institutions;
• insurance companies;
• certain dealers and traders in securities, commodities or foreign currencies;
• investors holding the Notes as part of a hedging transaction, “straddle,” conversion transaction, integrated transaction or constructive sale transaction;
• U.S. Holders, as defined below, whose functional currency is not the U.S. dollar;
• partnerships or other entities classified as partnerships for U.S. federal income tax purposes;
• regulated investment companies;

• real estate investment trusts;
• tax-exempt entities, including an “individual retirement account” or “Roth IRA” as defined in Section 408 or 408A of the Code, respectively; or
• persons subject to the alternative minimum tax.

As stated above, this discussion does not describe all of the tax consequences that may be relevant to a holder in light of the holder’s particular circumstances.  As the law applicable to the U.S. federal income taxation of instruments such as the Notes is technical and complex, the discussion below necessarily represents only a general summary.  Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof, changes to any of which subsequent to the date of this pricing supplement may affect the tax consequences described herein.  Persons considering the purchase of the Notes should consult their tax advisers with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

General

Under current law each Note should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes.

Due to the absence of statutory, judicial or administrative authorities that directly address the treatment of the Notes or instruments that are similar to the Notes for U.S. federal income tax purposes, no assurance can be given that the Internal Revenue Service (the “IRS”) or the courts will agree with the tax treatment described herein.  Accordingly, you should consult your tax advisers regarding all aspects of the U.S. federal tax consequences of an investment in the Notes (including possible alternative treatments of the Notes) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.  Unless otherwise stated, the following discussion is based on the treatment of each Note as an open transaction.

Tax Consequences to U.S. Holders

This section applies to you only if you are a U.S. Holder. As used herein, the term “U.S. Holder” means a beneficial owner of a Note that is, for U.S. federal income tax purposes:

• a citizen or resident of the United States;

• a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision thereof; or

• an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

The term “U.S. Holder” also includes certain former citizens and residents of the United States.

Tax Treatment of the Notes

Assuming the treatment of the Notes as set forth above is respected, the following U.S. federal income tax consequences should result.

Tax Treatment Prior to Maturity.  A U.S. Holder should not be required to recognize taxable income over the term of the Notes prior to maturity, other than pursuant to a sale or exchange as described below.

Tax Basis. A U.S. Holder’s tax basis in the Notes should equal the amount paid by the U.S. Holder to acquire the Notes.

Sale, Exchange or Settlement of the Notes.  Upon a sale or exchange of the Notes, or upon settlement of the Notes at maturity, a U.S. Holder should recognize short-term capital gain or loss equal to the difference between the amount realized on the sale, exchange or settlement and the U.S. Holder’s tax basis in the Notes sold, exchanged or settled.

Possible Alternative Tax Treatments of an Investment in the Notes

Due to the absence of authorities that directly address the proper tax treatment of the Notes, no assurance can be given that the IRS will accept, or that a court will uphold, the treatment described above.  In particular, the IRS could seek to treat a Note as a short-term debt obligation.  Under such a treatment, the timing and character of income thereon would be significantly affected.  Among other things, gain realized by a U.S. Holder upon settlement of a Note would be treated as ordinary income.  In addition, the Note would be treated as issued with original issue discount.  In such a case, (1) gain recognized by a U.S. Holder upon sale or exchange of the Note would be treated as ordinary income to the extent of any accrued original issue discount, and (2) accrual method U.S. Holders (and cash method U.S. Holders that elect to apply an accrual method to the Notes) may be required to accrue as ordinary income original issue discount over the term of the Notes before maturity.  However, the amount of accrued original issue discount is unclear because the amount payable at maturity of the Notes is not known as of the issue date.  U.S. Holders should consult their tax advisers with respect to the U.S. federal income tax treatment of the Notes.  Because the Notes provide for the return of principal except in the case of a Knock-Out Event, the risk that they will be recharacterized, for U.S. federal income tax purposes, as debt instruments giving rise to ordinary income, rather than as an open transaction, is higher than with other non-principal protected commodity-linked notes.

Even if the Notes are not treated as short-term debt obligations, other alternative federal income tax characterizations of the Notes are also possible, which if applied could also affect the timing and character of the income or loss with respect to the Notes.  On December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  The notice focuses in particular on whether to require holders of instruments such as the Notes to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; whether short-term instruments should be subject to any such accrual regime; the relevance of factors such as the exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; the degree, if any, to which any income (including any mandated accruals) realized by non-U.S. holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.  U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the Notes, including possible alternative treatments and the issues presented by this notice.

Backup Withholding and Information Reporting

Backup withholding may apply in respect of the amounts paid to a U.S. Holder, unless such U.S. Holder provides proof of an applicable exemption.  The amounts withheld under the backup withholding rules are not an additional tax and may be refunded, or credited against the U.S. Holder’s U.S. federal income tax liability, provided that the required information is furnished to the IRS.  In addition, information returns will be filed with the IRS in connection with payments on the Notes and the proceeds from a sale, exchange or other disposition of the Notes, unless the U.S. Holder provides proof of an applicable exemption from the information reporting rules.

Tax Consequences to Non-U.S. Holders

This section applies to you only if you are a Non-U.S. Holder. As used herein, the term “Non-U.S. Holder” means a beneficial owner of a Note that is, for U.S. federal income tax purposes:

• an individual who is classified as a nonresident alien;
• a foreign corporation; or
• a foreign trust or estate.

The term “Non-U.S. Holder” does not include any of the following holders:

• a holder who is an individual present in the United States for 183 days or more in the taxable year of disposition and who is not otherwise a resident of the United States for U.S. federal income tax purposes;

• certain former citizens or residents of the United States; or

• a holder for whom income or gain in respect of the Notes is effectively connected with the conduct of a trade or business in the United States.

Such holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in Notes.

Tax Treatment upon Sale, Exchange or Settlement of the Notes

In general.  Assuming the treatment of the Notes as set forth above is respected, a Non-U.S. Holder of the Notes will not be subject to U.S. federal income or withholding tax in respect of amounts paid to the Non-U.S. Holder.

If all or any portion of a Note were recharacterized as a debt instrument, any payment made to a Non-U.S. Holder with respect to the Notes would not be subject to U.S. federal withholding tax, provided that:

• the Non-U.S. Holder does not own, directly or by attribution, ten percent or more of the total combined voting power of all classes of our stock entitled to vote;

• the Non-U.S. Holder is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership;

• the Non-U.S. Holder is not a bank receiving interest under Section 881(c)(3)(A) of the Code, and

• the certification requirement described below has been fulfilled with respect to the beneficial owner.

Certification Requirement.  The certification requirement referred to in the preceding paragraph will be fulfilled if the beneficial owner of a Note (or a financial institution holding the Notes on behalf of the beneficial owner) furnishes to us an IRS Form W-8BEN, on which the beneficial owner certifies under penalties of perjury that it is not a U.S. person.

On December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  While the notice requests comments on appropriate transition rules and effective dates, it is possible that any Treasury regulations or other guidance promulgated after consideration of these issues might affect the withholding tax consequences of an investment in the Notes, possibly with retroactive effect.

Accordingly, if you are a non-U.S. investor, you should consult your tax adviser regarding the issues presented by the notice.

U.S. Federal Estate Tax

Individual Non-U.S. Holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the Notes are likely to be treated as U.S. situs property subject to U.S. federal estate tax.  Prospective investors that are non-U.S. individuals, or are entities of the type described above, should consult their tax advisers regarding the U.S. federal estate tax consequences of an investment in the Notes.

Backup Withholding and Information Reporting

Information returns may be filed with the IRS in connection with the payment on the Notes at maturity as well as in connection with the proceeds from a sale, exchange or other disposition.  A Non-U.S. Holder may be subject to backup withholding in respect of amounts paid to the Non-U.S. Holder, unless such Non-U.S. Holder complies with certification procedures to establish that it is not a U.S. person for U.S. federal income tax purposes or otherwise establishes an exemption.  Compliance with the certification procedures described above under “―Tax Treatment upon Sale, Exchange or Settlement of the Notes ― Certification Requirement” will satisfy the certification requirements necessary to avoid the backup withholding as well.  The amount of any backup withholding from a payment to a Non-U.S. Holder will be allowed as a credit against the Non-U.S. Holder’s U.S. federal income tax liability and may entitle the Non-U.S. Holder to a refund, provided that the required information is furnished to the IRS.